GREGORY E. BARTON
Executive Vice President, Business and Legal Affairs
General Counsel and Secretary

June 30, 2010

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	TheStreet.com, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Schedule 14A filed April 16, 2010
File No. 000-25779

Dear Mr. Shenk:

On behalf of TheStreet.com, Inc. (“we,” “us” or the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Form 10-K filing (our “Form 10-K”) and Schedule 14A (our “Proxy Statement”) in a letter dated June 16, 2010 (the “Second Comment Letter”).  Reference is made to the comments raised by the Staff relating to our Form 10-K in a letter dated May 4, 2010 (the “Initial Comment Letter”) and our response thereto dated June 1, 2010 (the “Initial Response”).  Our response to each comment in the Second Comment Letter appears below following a recitation of such comment.

Form 10-K for the period ended December 31, 2009

Note 3:  Acquisitions and Divestitures, page F-21

7.	We note your response to prior comment 7. Please supplementally provide us with the analysis used to determine that no other intangibles assets existed in the Kikucall, Inc. purchase.

As noted in our Initial Response, in connection with determining the allocation of the purchase price of Kikucall, Inc. (“Kikucall”), which the Company acquired in December 2009, the Company retained an independent valuation adviser who prepared an analysis that the Company utilized in making its determination.  As part of its valuation analysis, the valuation adviser analyzed Kikucall’s intangible assets pursuant to ASC 805, and concluded that:  “the indicated fair values of the consumer relationships, trade name, non-compete agreement, and free member database were each determined to be between $10,000 and $80,000, which in conjunction with TheStreet’s management . .. . we deem to be immaterial.  The free member

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
June 30, 2010

database consists of contact information for a very narrow set of individuals that while potentially useful for marketing purposes, due to their difference from TheStreet’s other subscribers and product offerings, are unlikely to provide substantial value.  As the free member database is expected to provide little to no value to TheStreet or other potential market participants, we disregard it in our analysis.  Accordingly, the sole intangible asset that we have identified and valued is the software.”  As noted above, the sole intangible identified and valued by the outside valuation specialist was the software, which was valued at $538,000.  In addition to the software , the Company, as noted in the Initial Response, determined to allocate a portion of the purchase price to a non-compete; the $100,000 allocated to this 3-year non-compete is being amortized over its term.  The acquisition provided the Company with the workforce expertise and software programs to expand its subscription marketing efforts to increase its subscription revenue.  The overwhelming majority (approximately 74%) of Kikucall’s marketing and other services revenues in 2009 were derived from its provision of services to the Company and at the time of the acquisition, our management expected that Kikucall’s software and skilled workforce (which is not valued as a separate intangible) would result in an incremental $3.5 million of revenue for the Company’s non-Kikucall operations during 2010.

Schedule II – Valuation and Qualifying Accounts, page F-40

2.
We note your response to prior comment 10.  We are unclear as to why the bad debt reserve increased in 2009.  If a portion of the reserve was eliminated as a result of the sales of Promotions.com, we would expect the reserve to decrease instead of increase.  Please clarify the reason for the increase in the bad debt reserve from 2008 to 2009.

The Company’s allowance for doubtful accounts did not increase, but rather decreased, between December 31, 2008 and December 31, 2009.  As noted on Schedule II - Valuation and Qualifying Accounts of the Form 10-K, the balance of our allowance for doubtful accounts was $531,092 at December 31, 2008 and decreased to $276,668 at December 31, 2009.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

3.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Our management evaluated the potential risks associated with our compensation policies and practices for our employees and determined that such policies and practices are not reasonably likely to have a material adverse effect on the Company or its businesses, and therefore, that Item 402(s) of Regulation S-K did not require any additional disclosure to be

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
June 30, 2010

made in our Proxy Statement.  Our evaluation process included reviewing our compensation policies and practices and considering whether any features thereof could potentially encourage excessive risk taking of a material nature.

We believe that our compensation policies and practices are designed to incentivize employees without encouraging excessive risk taking and that our determination that such policies and practices are not reasonably likely to have a material adverse effect on the Company or its businesses was appropriate in light of the following.  The vast majority of the compensation that we pay to our employees is in the form of fixed salary.  Certain of our employees in sales functions also have commission plans that pay commissions based upon revenue or, with respect to subscription products, bookings (i.e., the cash collected at the commencement of the subscription term).  Certain of those plans provide for increased level of commissions upon achievement of certain revenue or bookings goals.  Most of our senior executives and certain other employees have bonus plans that typically provide a target annual bonus opportunity expressed as a percentage of such employee’s base salary.  The Proxy Statement describes in detail the bonus plan applicable to our named executive officers in 2009.  As noted in the Proxy Statement, in 2009, the bonus plan was based 70% upon achievement of an Adjusted EBITDA target and 30% upon achievement of a Free Cash Flow target.  Lastly, our senior executives and certain other employees also have received, from time to time, grants of restricted stock units or stock options.  We do not currently have a practice of annual grants of equity to executives or other employees.  Our equity grant practices are discussed in the Proxy Statement.  Commissions and bonuses in the aggregate accounted for less than 15% of our 2009 compensation expense and non-cash compensation expense accounted for less than 8% of our 2009 compensation expense.  To the extent that our compensation policies and practices create an incentive to generate revenue, profitably, and free cash flow, we do not believe that such policies and practices are reasonably likely to have a material adverse effect on the Company or its businesses, given the nature of our businesses, which were, as of the date of the filing of the Proxy Statement, and remain today, the sale of monthly and annual subscriptions to financial information products and the sale of advertising on our websites.  These products have not historically created significant liabilities for the Company.

Determination of Compensation, page 13

4.
In future filings, please describe the material elements of the instructions or directions given to the compensation consultant and clarify whether the consultant was engaged solely to provide advice on the amount or form of executive compensation.  Also, in future filings, if the consultant also provided additional services to the company in an amount in excess of $120,000, please disclose the aggregate fees for determining or recommending the amount or form of executive compensation and the aggregate fees for a additional services.  Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
June 30, 2010

In future filings, we will address the comments noted by the Staff in Item 4 of the Second Comment Letter.

*  *  *  *  *

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
June 30, 2010

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 212-321-5484 if you have any questions concerning these responses.

Very truly yours,

/s/ Gregory E. Barton